

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2011

<u>Via E-mail</u>
Mr. Kamal Mandan
Chief Financial Officer
Cadista Holdings, Inc.
207 Kiley Drive
Salisbury, Maryland 21801

      Re: Cadista Holdings, Inc.
              Amendment No. 2 to Registration Statement on Form 10-12(G)
              Filed August 8, 2011
              File No. 000-54421

Dear Mr. Mandan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Jeffrey Riedler

                         Jeffrey Riedler
                         Assistant Director